DANLAX, CORP.

616 Corporate Way, Suite 2-6187

Valley Cottage, NY 10989

Tel. (702) 605-4427

March 10, 2014

Ms. Ji Kim,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Danlax, Corp.

Registration Statement on Form S-1

Filed on January 21, 2014

File No. 333-193467

Dear Ms. Ji Kim:

Danlax, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated February 14, 2014 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on January 21, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. In your response letter, please provide a detailed analysis of whether you believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. In particular, we note that your only asset consists of cash. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Response: We do not believe that Danlax Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Danlax Corp. can be classified as having “no or nominal operations”. Our management has devoted a significant amount of time to the development of the Danlax Corp.’s business. In furtherance of the planned business, our management has developed our business plan and developed concepts of our first games. Additionally, our management currently is working on prototypes for our games and looking for an independent contractor who will develop our games. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

2. You state throughout the registration statement that you will be required to file periodic reports. Please advise whether you will register your common stock under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. As such, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission’s proxy, tender offer, and short swing insider trading rules for Section 12 registrants.

Response: We will not register our common stock under Section 12(g) of the Securities Exchange Act of 1934. We have revised our disclosure to clarify the consequences to investors of being a Section 15(d) registrant in comparison to a Section 12(g) registrant.

Cover Page, page 3

3. Please remove the table that sets forth the offering price, expenses and proceeds to you. As a best efforts, no minimum offering, there is a possibility that you will sell none or significantly less than all the shares offered and therefore receive significantly less than the proceeds listed in the table.

Response: We have removed the table that sets forth the offering price, expenses and proceeds to us.

Prospectus Summary, page 5

4. You state that you have concepts for the types of mobile games you plan to develop. Please disclose the type or genre of mobile games you plan to develop and your target audience for your games.

Response: We have revised to disclose the type or genre of mobile games we plan to develop and our target audience for our games.

The Offering, page 5

5. Please clarify that the gross proceeds of $90,000 reflects the potential maximum amount of proceeds in the event you sell all of the offered shares. Please clearly state that you may sell only a small portion or none of offered shares, in which case the gross proceeds will be significantly less.

Response: We have clarified that the gross proceeds of $90,000 reflects the potential maximum amount of proceeds in the event we sell all of the offered shares. We have also clearly stated that we may sell only a small portion or none of offered shares, in which case the gross proceeds will be significantly less.

Risk Factors, page 6

General

6. We note that Mr. Krikun is the CEO of a grocery distribution company. It is unclear what, if any, experience Mr. Krikun has in the mobile game industry. If true, please add a risk factor, discussing the lack of Mr. Krikun’s experience in this industry and technical expertise in mobile application development, among other experience critical to developing mobile games and operating a company in your industry.

Response: We have added a risk factor in accordance with the comments of the commission.

7. You state on page 20 that you anticipate generating revenue from in-game advertisements. Please add a risk factor discussing the competition for mobile advertisers.

Response: We have added a risk factor discussing the competition for mobile advertisers.

Risks Associated to Our Business

“We are solely dependent upon the funds. . .,” page 6

8. Please revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

Response: We have revised this risk factor to state the minimum period of time that we will be able to conduct planned operations using currently-available capital resources.

“We face strong competition. . .,” page 8

9. Please identify and describe the industry in which you operate. Please also disclose the genre of games you anticipate developing and discuss any risks specific to this genre.

Response: We have identified and described the industry in which we operate. We also disclosed the genre of games we anticipate developing and discussed the risks specific to this genre.

“Because our sole officer and director will only be devoting. . .,” page 9

10. Please clarify that it is possible Mr. Krikun might devote less than 20 hours to your operations because there is no employment agreement governing this understanding. We note that Mr. Krikun also serves as the CEO of a grocery distribution company. Please explain whether the remainder of the Mr. Krikun’s time will be devoted to the grocery distribution company.

Response: We have clarified that it is possible Mr. Krikun might devote less than 20 hours to our operations because there is no employment agreement governing this understanding. We have also explained that the remainder of the Mr. Krikun’s time will be devoted to his grocery distribution company and other activities.

Use of Proceeds, page 12

11. In describing your use of proceeds, you have limited your disclosure to a range of possible outcomes assuming the sale of 50% to 100% of the securities offered for sale by the company. In the context of a no-minimum offering, the use of proceeds disclosure should not start with disclosure that reflects the sale of 50% of the offered shares. Please add disclosure that assumes that a smaller portion of the offering will be completed, such as sale of ten percent or 15% of the offered shares. The disclosure under the dilution heading and elsewhere, as applicable, should be supplemented in a corresponding manner. In preparing the expanded use of proceeds disclosure, please consider instruction 3 to Item 504 of Regulation S-K.

Response: We have added disclosure that assumes that a smaller portion of the offering will be completed.

12. As you state on page 18, please also state here that if you sell less than half of your shares, then you would be forced to scale back or abort completely your plan of operation. Please provide similar disclosure under the Plan of Operation heading in the Management’s Discussion and Analysis section.

Response: We have stated in the Use of Proceed section that if we sell less than half of our shares, then we would be forced to scale back or abort completely our plan of operation. We have provided similar disclosure under the Plan of Operation heading in the Management’s Discussion and Analysis section.

13. Please remove the statement that “[t]here is no assurance that we will raise the full $90,000 as anticipated.” Given that this is a best efforts, no minimum offering, this statement does not appear to be appropriate.

Response: We have removed this statement.

Management’s Discussion and Analysis or Plan of Operation, page 15

14. We note your disclosure on page 20 of the anticipated revenue sources once you develop your mobile game. Please include similar disclosure in the Management’s Discussion and Analysis section.

Response: We have included similar disclosure in the Management’s Discussion and Analysis section.

Plan of Operation, page 16

15. In describing your plan of operations and your estimated expenses for the next 12 months, please add disclosure that assumes that a smaller portion of the offering will be completed, such as sale of ten percent or 15% of the offered shares. As you state on page 18, please also state here that if you sell less than half of your shares, then you would be forced to scale back or abort completely your plan of operation. Please also disclose the operations you will be able to implement with the capital resources currently available.

Response: We have revised Plan of Operation section in accordance with the comments of the commission.

Develop Mobile Games. . ., page 17

16. Please disclose whether you will need to hire additional personnel to develop your games, or whether Mr. Krikun will develop the games.

Response: We have disclosed that we will hire independent contractor to develop our games.

17. You disclose the anticipated cost for developing a game. Please explain the estimated expenses, such as whether it will be for salaries or licenses.

Response: We have explained that the anticipated cost for developing a game will be independent contractor’s fee.

Capital Resources and Liquidity, page 18

18. Please revise your liquidity discussion to disclose the number of months your current cash resources will fund and the minimum period of time that you will be able to conduct your planned operations using currently available capital resources and provide related and consistent risk factor disclosure. We refer you to the Liquidity and Capital Resources discussion in Section IV of SEC Release 33-8350 and Item 303(a)(1) of Regulation S-K for additional guidance.

Response: We have revised our liquidity discussion to disclose the number of months our current cash resources will fund and the minimum period of time that we will be able to conduct our planned operations using currently available capital resources. We have also provided related and consistent risk factor disclosure.

Comment Marketing Campaign. . ., page 17

19. Please disclose that Mr. Krikun may devote less than 20 hours to your operations because there is no employment agreement governing this understanding. Please add a cross-reference to the revised risk factor in response to comment 10 above.

Response: We have disclose that Mr. Krikun may devote less than 20 hours to our operations because there is no employment agreement governing this understanding.

Description of Business

The market, page 19

20. Please provide support for the following statements on page 20:

• “In 2013, 82.3% of all mobile phone gamers will be smartphone gamers, compared with 17.7% who will access games via feature phone.”

• “By 2017, smartphone gamers will account for 90% of all mobile phone gamers in the US. In 2011 and 2012, the number of US smartphone gamers skyrocketed, fueled by the high gains in the number of smartphone owners combined with the spread of new viral games.”

• “Growth has slowed following these massive increases but will remain high through 2017 as the number of smartphone users continues to rise and developers continue to tailor their offerings to smartphone gamers.”

In addition, please provide us with the relevant portions of the industry research reports you cite, such as from eMarketer. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

Response: We have provided support for these statements. No reports were prepared for us. We use open source published by eMarketer. Below is a link to the website with the report we used for our prospectus:

http://www.emarketer.com/Article/Half-of-US-Mobile-Users-Play-Games-2013/1009928

Competition, page 21

21. Please discuss the competitive landscape for attracting advertisers for your games.

Response: We have discussed the competitive landscape for attracting advertisers for our games.

Directors, Executive Officers, Promoters and Control Persons

Directors and Officers, page 22

22. Please supplementally provide us with the name and location of the grocery distribution company Mr. Krikun established.

Response: The name of the grocery distribution company Mr. Krikun established is Pawelcom and it is located in East Siberia, Russia.

Director Independence, page 23

23. Please revise to remove any implication that your shares of common stock may be listed on the NASDAQ Global Market or that you may be subject to its listing requirements.

Response: We have revised to remove any implication that our shares of common stock may be listed on the NASDAQ Global Market or that we may be subject to its listing requirements.

Certain Relationships and Related Transactions, page 24

24. We note the disclosures relating to an oral transaction evidencing the advancement of funds by Mr. Krikun to the company, a verbal agreement with Mr. Krikun to loan, if necessary, the company funds to complete the registration process, and Mr. Krikun’s provision of office space free of charge to the company. If the company is party to an oral contract that, if written, would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website. Please advise, or otherwise file as an exhibit to the registration statement the written description of your oral arrangements with Mr. Krikun in accordance with the requirements of Item 601(b)(10)(iii) of Regulation S-K.

Response: We have filed a written description of the loan agreement with Ivan Krikun as an Exhibit.

Plan of Distribution, page 25

25. Please tell us more about the manner in which the securities will be offered and how investors will learn about the offering. For instance, will Mr. Krikun solicit investors through direct mailings and/or through personal contacts? How will he identify those who might have an interest in purchasing shares? Please file a copy of the subscription agreement that you reference in the “Procedures for Subscribing” as an exhibit to the registration statement.

Response: We have filed a copy of the subscription agreement as an Exhibit. Mr. Krikun will solicit investors through personal contacts. He will not solicit investors through direct mailings. Because he will sell shares to his friends, he is aware who might have an interest in purchasing shares.

Item 17. Undertakings, page 45

26. We note your references to a prospectus filed pursuant to Rule 100(b). This phrase is not included in Item 512 of Regulation S-K and should be replaced with Rule 424(b). Please ensure that the text of this undertaking conforms to the text of Item 512(a) of Regulation S-K, as applicable.

Response: We have revised our Undertakings in accordance with the comments of the commission.

Please direct any further comments or questions you may have to the company at danlaxcorp@gmail.com or to the company's legal counsel Mr. Scott D. Olson Esq.

Thank you.

Sincerely,

/S/ Ivan Krikun

Ivan Krikun, President